March 31, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:      Molson Coors Brewing Company

Form 10-K for the Year Ended December 31, 2013

Filed February 14, 2014

File No. 001-14829

Dear Ms. Jenkins:

Molson Coors Brewing Company (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 19, 2014, relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2013 (the “10-K” or “our 10-K”).  For convenience, the Staff’s comments are set forth below followed by our responses.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 27

2013 Financial Highlights, page 28

1.   We note your results of operations discussion starting on page 30 discloses numerous Non-GAAP measures such as underlying EBITDA, underlying net income attributable to MCBC from continuing operations, underlying pre-tax income/loss, underlying effective tax rate and underlying Free Cash Flow. Please tell us how you considered the following disclosure requirements of Item 10(e) of Regulation S-K for non-GAAP measures:

•    A statement disclosing the reasons why management believes the presentation of these non-GAAP measures provides useful information to investors regarding the registrant’s financial condition and results of operations;

•    A statement disclosing the additional purposes, if any, for which management uses these non-GAAP measures; and

•    Disclosure addressing whether the presentation of these non-GAAP measures is balanced and provides equal or greater prominence, of the most directly comparable GAAP measure.

Please also provide us draft disclosures to be included in future filings.

Response:

We believe our discussion regarding the use of non-GAAP measures, as disclosed on page 27 of the 10-K within the fourth paragraph of the overview section of Part II-Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, sets forth the reasons why management believes the presentation of these non-GAAP measures provides useful information to investors regarding our financial condition and results of operations, as well as the purposes for which management uses these non-GAAP measures.

In future filings, however, we will expand our disclosure to provide additional clarity on our use and disclosure of these metrics as reflected in bold font below and we will add the heading — “Use of Non-GAAP Measures” in order to provide additional prominence to these disclosures.

We believe our presentation of these non-GAAP measures is balanced and provides equal prominence to the most directly comparable U.S. GAAP measure. For every non-GAAP measure we use, we provide a reconciliation to the nearest U.S. GAAP measure. Additionally, each reconciliation begins with the comparable U.S. GAAP measure. Furthermore, U.S. GAAP measures are disclosed first in all narrative discussions regarding our financial results for the period, including under the “2013 Financial Highlights” section.

To further highlight the prominence of our U.S. GAAP results, in future filings, we will include a reference to our consolidated U.S. GAAP financial statements within the introduction paragraph to our underlying income reconciliation as demonstrated in our response to the Staff’s second comment below.

Proposed future disclosure:

Use of Non-GAAP Measures

In addition to financial measures presented on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), we also present pretax and after-tax “underlying income,” “underlying income per diluted share,” “underlying effective tax rate,” and “underlying free cash flow,” which are non-GAAP measures and should be viewed as supplements to (not substitutes for) our results of operations presented under U.S. GAAP. We also present underlying earnings before interest, taxes, depreciation, and amortization (“underlying EBITDA”) as a non-GAAP measure. Our management uses underlying income, underlying income per diluted share, underlying EBITDA, underlying effective tax rate and underlying free cash flow as measures of operating performance to assist in comparing performance from period to period on a consistent basis; as measures for planning and forecasting overall expectations and for evaluating actual results against such expectations; ~~and~~ in communications with the board of directors, stockholders, analysts and investors concerning our financial performance; as useful comparisons to the performance of our competitors; and as metrics of certain management incentive compensation calculations. We believe that underlying income, underlying income per diluted share, underlying EBITDA, underlying effective tax rate and underlying free cash flow performance are used by and are useful to investors and other users of our financial statements in evaluating our operating performance because they provide an additional tool to evaluate our performance without regard to special and non-core items, ~~such as acquisition-related costs;~~ which can vary substantially from company to company depending upon accounting methods and book value of assets and capital structure. We have provided reconciliations of all non-GAAP measures to their nearest U.S. GAAP measures and have consistently applied the adjustments within our reconciliations in arriving at each non-GAAP measure. These adjustments consist of special items from our U.S. GAAP financial statements (see Part II — Item 8 Financial Statements and Supplementary Data, Note 1, “Basis of Presentation and Summary of Significant Accounting Policies” of the Notes for additional discussion) as well as other non-core items, such as acquisition and integration related costs, unrealized mark-to-market gains and losses, and gains and losses on sales of non-operating assets, included in our U.S. GAAP results that warrant adjustment to arrive at non-GAAP results. We consider these items to be necessary adjustments for purposes of evaluating our ongoing business performance and are often considered non-recurring. Such adjustments are subjective and involve significant management judgement.

2.   We note from page 32 that you present a reconciliation of “underlying EBITDA,” a non-GAAP financial measure to its nearest U.S. GAAP measure. We also note you provide a footnote (1) to explain the adjustments of $194.9 million, $216.9 million and $24.5 million for fiscal years 2013, 2012 and 2011, respectively. Please clearly describe the components of these adjustments and how these adjustments reconcile to the adjustments in the table on page 30 and explain the reasons for these adjustments. Please provide us draft disclosure to be included in future filings.

Response:

While the referenced adjustments are consistent with those described on page 30 of the 10-K, in future filings, we will clarify our related disclosure to more clearly describe the components of the adjustments in the reconciliation from the adjustments to underlying income on page 30. Specifically, we separated the underlying EBITDA adjustment into two components, with the first reflecting the total pre-tax adjustments to arrive at underlying income, and the second adjustment to remove amounts recorded to interest, tax, and depreciation and amortization from the amounts included in the first adjustment. For example, the total pre-tax adjustments included in underlying income for 2013 of $202.6 million reflect special items of $200.0 million, acquisition and integration related costs of $10.7 million, unrealized mark-to-market losses of $15.4 million and other non-core gains of $23.5 million. The second adjustment to arrive at underlying EBITDA for 2013 of $7.7 million represents the removal of $2.3 million of depreciation expense included within the $10.7 million of acquisition and integration related costs, and $5.4 million of interest expense included within the $15.4 million of unrealized mark-to-market losses. The total of these two adjustments equal the net underlying EBITDA adjustment of $194.9 million previously disclosed.

The revisions to our disclosure in response to the Staff’s comment are highlighted below in bold font. Note that for purposes of our response only, we have also underlined existing disclosure items within the relevant notes to the first table below, to assist in identifying the interest, depreciation and amortization items that allow the reader to calculate the components of our adjustments to arrive at underlying EBITDA. Additionally, please refer to the proposed revisions to our disclosure regarding our use of non-GAAP measures, in our response to the Staff’s first comment above, for further clarity on the reasons for these underlying adjustments.

Proposed future disclosure

The following table highlights summarized components of our consolidated statements of operations for the years ended December 31, 2013, December 29, 2012, and December 31, 2011, and provides a reconciliation of “underlying income”, a non-GAAP measure, to its nearest U.S. GAAP measure. See Part II-Item 8 Financial Statements and Supplementary Data, “Consolidated Statements of Operations” for additional details of our U.S. GAAP results.

	For the years ended
	December 31, 2013	Change	December 29, 2012	Change	December 31, 2011
	(In millions, except percentages and per share data)
Volume in hectoliters	30.521	20.4%	25.343	34.4%	18.861
Net sales	$4,206.1	7.4%	$3,916.5	11.4%	$3,515.7
Net income attributable to MCBC from continuing operations	$565.3	28.0%	$441.5	-34.5%	$674.0
Adjustments:
Special items(1)	200.0	145.7%	81.4	N/M	12.3
42% of MillerCoors special items, net of tax(2)	8.3	-38.1%	13.4	-71.7%	47.4
Acquisition, integration and financing related costs(3)	10.7	-93.7%	170.5	N/M	—
Unrealized mark-to-market (gains) and losses(4)	15.4	20.3%	12.8	178.3%	4.6
Basis amortization related to the Sparks brand impairment(5)	—	—%	—	-100.0%	(25.2)
Other non-core items(6)	(23.5)	N/M	(5.0)	-165.8%	7.6
Tax impact of Serbia statutory tax rate increase(7)	—	-100.0%	38.3	N/M	—
Noncontrolling interest effect on special items(8)	—	-100.0%	(5.1)	N/M	—
Tax effect on special and non-core items(9)	(49.1)	31.6%	(37.3)	94.3%	(19.2)
Non-GAAP: Underlying net income attributable to MCBC from continuing operations	727.1	2.3%	710.5	1.3%	701.5
Net income attributable to MCBC per diluted share from continuing operations	3.07	-100.0%	2.43	-32.9%	3.62
Non-GAAP: Underlying net income attributable to MCBC per diluted share from continuing operations	$3.95	1.0%	$3.91	4.0%	$3.76

N/M = not meaningful

Note: Only those relevant disclosures to the table above needed to address the Staff’s comment have been included below.

(3)  In connection with the Acquisition, we recognized fees in marketing, general and administrative expenses of $10.7 million and $40.2 million in 2013 and 2012, respectively, of which $2.3 million was recorded as depreciation expense in 2013.

Concurrent with the announcement of the Acquisition, we entered into a bridge loan agreement, which we terminated upon the closing of our issuance of the $1.9 billion senior notes. In connection with the issuance and subsequent termination of the bridge loan, we incurred debt fees of $13.0 million in the second quarter of 2012 recorded as other expense. Additionally, in advance of our issuance of the $1.9 billion senior notes, we systematically removed a portion of our interest rate market risk in the second quarter of 2012 by entering into standard pre-issuance U.S. Treasury interest rate hedges (“Treasury Locks”). This resulted in an increase in the certainty of our yield to maturity when issuing the notes during which we recognized a cash loss of $39.2 million on settlement of the Treasury Locks recorded as interest expense. Further, we used the proceeds from our issuance of the $1.9 billion senior notes to purchase Euros. As a result of a negative foreign exchange movement between the Euro and USD prior to using these proceeds to fund the Acquisition, we realized a foreign exchange loss of $57.9 million on our Euro cash holdings in the second quarter of 2012 recorded as other expense. We also recognized $10.7 million of interest expense in the second quarter of 2012 on our $1.9 billion senior notes prior to the closing of the Acquisition and $0.9 million of additional interest expense in the third quarter of 2012. See Part II—Item 8 Financial Statements and Supplementary Data, Note 6, “Other Income and Expense” and Note 13, “Debt” of the Notes for additional information.

(4)  We issued a €500 million Zero Coupon Senior Unsecured Convertible Note (“Convertible Note”) to the Seller in conjunction with the closing of the Acquisition. The Convertible Note’s embedded conversion feature was determined to meet the definition of a derivative required to be bifurcated and separately accounted for at fair value with changes in fair value recorded in earnings. In 2013 and 2012, we recognized an unrealized loss of $5.4 million and an unrealized gain of $8.0 million, respectively, recorded as interest expense related to changes in the fair value of the conversion feature.

(5)  Represents accelerated amortization expense recognized in 2011 related to brands contributed to our MillerCoors joint venture and the resulting impact to our basis difference. See Part II—Item 8 Financial Statements and Supplementary Data, Note 5, “Investments” of the Notes under the sub-headings “Equity Investments” and “Investment in MillerCoors” for additional information.

The following table highlights summarized components of our consolidated statements of operations for the years ended December 31, 2013, December 29, 2012, and December 31, 2011, and provides a reconciliation of “underlying EBITDA”, a non-GAAP measure, to its nearest U.S. GAAP measure. See Part II-Item 8 Financial Statements and Supplementary Data, “Consolidated Statements of Operations” for additional details of our U.S. GAAP results.

	For the years ended
	December 31, 2013	Change	December 29, 2012	Change	December 31, 2011
	(In millions, except percentages)
Net income attributable to MCBC from continuing operations	$565.3	28.0%	$441.5	-34.5%	$674.0
Add: Net income (loss) attributable to noncontrolling interests	5.2	N/M	(3.9)	N/M	0.8
Net income (loss) from continuing operations	$570.5	30.4%	$437.6	-35.2%	$674.8
Adjustments:
Add: Interest expense (income), net	170.1	-8.1%	185.0	71.3%	108.0
Add: Income tax expense (benefit)	84.0	-45.6%	154.5	55.4%	99.4
Add: Depreciation and amortization	320.5	17.5%	272.7	25.6%	217.1
Adjustments included in underlying income(1)	202.6	-22.0%	259.7	N/M	(0.7)
Adjustments to arrive at underlying EBITDA(2)	(7.7)	-82.0%	(42.8)	N/M	25.2

Adjustments to arrive at underlying EBITDA related to our investment in MillerCoors(3)	128.5	13.5%	113.2	-20.8%	142.9
Non-GAAP: Underlying EBITDA	$1,468.5	6.4%	$1,379.9	8.9%	$1,266.7

N/M = Not meaningful

(1)  Includes adjustments to non-GAAP underlying income within the table above related to special and non-core items.

(2)  Represents adjustments to remove amounts related to interest, depreciation and amortization included in the adjustments to non-GAAP underlying income above, as these items are added back as adjustments to net income attributable to MCBC from continuing operations.

(3)  Adjustments to our equity income from MillerCoors, which include our proportional share of MillerCoors’ interest, income tax, depreciation and amortization, special items, and amortization of the difference between the MCBC contributed cost basis and proportional share of the underlying equity in net assets of MillerCoors.

Notes to Consolidated Financial Statements, page 76

8. Special Items, page 101

3.   Please expand your policy to disclose how you determine which type(s) of income and expense items are considered to be “special items.” Please tell us in detail why the impairment-related losses or fees on termination of significant operating agreement are considered not indicative of your core operations.

Response:

Our policy regarding the classification of activity as a component of “special items” is to include those items that are infrequent or unusual under U.S. GAAP (ASC 225-20-45-2), as well as items that would otherwise be reported as a separate line item within operating income in our consolidated statements of operations, such as goodwill, intangible or other long-lived asset impairment charges in accordance with ASC 350-20-45-2, 360-10-45-4 and by analogy to footnote 68 of SEC Staff Accounting Bulletin Topic 13-B, or restructuring related charges in accordance with SEC Staff Accounting Bulletin Topic 5-P, but which do not meet the criteria in ASC 225-20-45-2 as either unusual or infrequent. We have also extended this concept applied by the requirements above to recognition of fees paid or received on termination of significant operating agreements and gains or losses on disposal of investments, as we believe that these items should be included within operating income. However, we do not believe that the treatment of a significant termination fee as a component of net sales, cost of goods sold or marketing, general and administrative expense is appropriate. As we have not historically included a separate “other operating income” line item, we believe that the inclusion within special items results in the appropriate operating income classification and provides the appropriate transparency to the transactions.

As such, rather than reporting these types of transactions as separate line items on the face of our consolidated statements of operations, we include the activity within the “special items” line item with a detailed disclosure of the components within the footnotes to our consolidated financial statements. Providing the details within the footnote allows us to provide greater clarity and visibility into what the components relate to and as to why we have not included them within another line item within operating income. Based on our policy, it is possible for an item classified as a “special item” to potentially also be considered indicative of our core operations. As such, we will clarify our policy as it relates to “special items” prospectively within our disclosures in future filings as follows, with revisions to address the Staff’s comments in bold font:

Proposed future disclosure

Form 10-K — Part II-Item 8 Financial Statements and Supplementary Data, Note 1, “Basis of Presentation and Summary of Significant Accounting Policies” and Form 10-Q — Part I-Item 1 Financial Statements, Note 1, “Basis of Presentation and Summary of Significant Accounting Policies”, as a clarification to our previously disclosed accounting policies as presented in our most recent Annual Report.

Special Items

Our special items represent charges incurred or benefits realized that either we do not believe to be indicative of our core operations, or we believe are significant to our current operating results warranting separate classification; specifically, such items are considered to be one of the following:

•    infrequent or unusual items,

•    impairment or asset abandonment-related losses,

•    restructuring charges and other atypical employee-related costs, or

•    fees on termination of significant operating agreements and gains (losses) on disposal of investments.

~~Although we believe these items are not indicative of our core operations,~~ The items classified as special items are not necessarily non-recurring, however, they are deemed to be incremental to income earned or costs incurred by the company in conducting normal operations, and therefore are presented separately from other components of operating income.

12. Goodwill and Intangible Assets, page 106

Reporting Units and Goodwill, page 108

4.   We note that your Europe and Canada reporting units were at risk of failing step one of the goodwill impairment test. We also note from page 86 that both the Europe and Canada reporting units are also your reportable segments. Please address the following:

•    We note on page 86 that reporting segments are based on the key geographic regions in which you operate. Please clarify whether there are components within those geographic regions that would be considered operating segments under ASC 350-20-35-34.

•    We note that you have combined the U.K., Ireland and Central Europe organizations into a single reporting unit during 2013. Please explain your re-evaluation and provide us with your analysis which resulted in the aggregation of your Europe reporting unit during the first quarter of 2013; and

•    Tell us how you determined your reporting units (e.g. operating segments or one level below an operating segment) as defined by ASC 350-20-35-33 through 35-38 for the purposes of goodwill impairment testing.

To the extent you aggregate operating segments into a reportable segment, please provide us draft disclosure to be included in future filings to disclose your operating segments and describe your reasons for aggregation.

Response:

Segments

We do not aggregate operating segments into reportable segments (i.e. the key geographic regions). Specifically, based on the way our chief operating decision maker, Peter Swinburn, President and Chief Executive Officer of the Company, evaluates the performance of the Company and allocates resources at the business unit level (i.e. Canada, U.S., Europe, Molson Coors International (“MCI”) and Corporate), there are no components within those geographic regions that would be considered operating segments. As a result, per ASC 280-10-50-1 and 50-10, both our operating segments and our reportable segments are Canada, U.S. (consisting solely of our 42% investment in the MillerCoors joint venture), Europe and MCI.

Reporting Units

We evaluate the appropriateness of our reporting units at least annually or as events occur requiring a re-evaluation (such as our U.K. and Central Europe reorganization as further discussed below). The analysis of our reporting units follows the definitions of a reporting unit as per ASC 350-20-20 (and further discussed in ASC 350-20-35-33 through 35-38) for the purpose of our annual goodwill impairment testing. Once the operating segments (Canada, U.S., Europe and MCI) have been identified, we perform a second evaluation to determine whether there are any components within each operating segment under ASC 350-20-35-34. Our operating segments, specifically Canada, Europe and MCI, include multiple components as defined under ASC 350-20-35-34. As disclosed in the 10-K, our Canada segment consists of business operations across multiple Canadian regions and our Europe segment consists of business operations in Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Republic of Ireland, Serbia, Slovakia and the U.K.  Finally, our MCI segment consists of business operations in Asia (including India, Japan and China), continental Europe (excluding the aforementioned Europe segment countries), Mexico, Central and South America, the Caribbean (excluding Puerto Rico) and Australia. Discrete financial information is available for each of these business operations, and our segment management regularly reviews the operating results of each.  Therefore, we have concluded that each of these geographic businesses is considered a component of its respective segment as defined by ASC 350-20-35-34. Note that our U.S. business operations represent our ownership portion of the MillerCoors joint venture investment.

Next, as required by ASC 350-20-35-35, we evaluate these components within our respective operating segments for aggregation using the criteria discussed in ASC 280-10-50-11 and further discussed in the implementation guidance in ASC 350-20-55-6 through 55-9 related to the similarity of the economic characteristics of the components. Our evaluation of each operating segment is further discussed below.

Canada Reporting Unit

Our Canada operating segment includes business operations across the regions throughout Canada, which are defined as components. Using the criteria in ASC 280-10-50-11 and ASC 350-20-55-6 through 55-9 we concluded that these components should be aggregated based primarily on the following factors:

•    The nature of products and services and the type of customers for these products and services are similar.

•    Key brands and overall brand portfolios are consistent across all components and we regularly expand the production and distribution of locally-established brands throughout the country.

•    Innovation platforms and processes are centrally coordinated and learnings are shared throughout the operating segment and roll out plans are centrally coordinated across all components.

•    Strong central management provides direction and shared knowledge to each Canadian region including sales strategy, research and development and promotional mechanisms. Decisions are made centrally regarding resources, capital allocation and capacity requirements to benefit the entire operating segment and not individual components. Significant actions require segment management approval and corporate governance, tax and treasury functions, including bank management, are handled centrally.

•    Components brew beer in our various breweries, which are used interchangeably based on capacity and supply and demand requirements.

Given these similar economic characteristics, we concluded that the components within Canada should be aggregated as one reporting unit.

Europe Operating Segment Components Aggregation into the Europe Reporting Unit

Our Europe operating segment includes the businesses in Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Republic of Ireland, Serbia, Slovakia and the U.K. Upon the acquisition of our Central Europe operations in 2012, we determined that the countries within the Central Europe region required aggregation into one Central Europe reporting unit using the aggregation criteria discussed in ASC 280-10-50-11 and further discussed in the implementation guidance in ASC 350-20-55-6 through 55-9 related to the similarity of the economic characteristics of each of the Central Europe components.

As noted in our 10-K, effective the beginning of fiscal year 2013, we combined our U.K. and Ireland business with our Central Europe operations, which resulted in a single Europe operating segment. This re-organization resulted in the restructuring of our business into one Europe segment management team, which was previously led by two segment management teams previously located in the U.K. and in Prague, Czech Republic (our previous Central Europe segment headquarters, and current Europe headquarters), respectively. In addition to the management change, we further began fully integrating the U.K. and Ireland business into the Central Europe operations.

As a result of this reorganization and realignment of our Europe operating segment, we were required under ASC 350-20-35-35 to re-evaluate the need to aggregate the components within our Europe operating segment into a single reporting unit. As we had previously concluded on the economic similarities amongst the Central European components, we focused our analysis on the basis for determining whether the U.K. and Ireland components have similar economic characteristics as our Central European components and should therefore be aggregated as a single reporting unit equivalent to our new Europe operating segment. Using the criteria in ASC 280-10-50-11 and ASC 350-20-55-6 through 55-9 we concluded that the U.K. and Ireland components should be aggregated with the Central Europe components based primarily on the following factors:

•    The nature of the products and the type of customer for these products are similar. All components brew and sell beer to retailers and on premise owners.

•    The nature of the brewing process is similar.

•    The customer base and customer relationships are similar and large key customers are the same in the U.K. and Ireland and throughout Central Europe.

•    Strong central management provides direction and shared knowledge to each component including sales strategy, research and development and promotional mechanisms. Decisions are made centrally regarding resources, capital allocation and capacity requirements to benefit the entire operating segment and not individual components. Significant actions require segment management approval and corporate governance, tax and treasury functions, including bank management, are handled centrally. Additionally, we are currently integrating our information systems across all components within the segment.

•    While each component has a unique brand portfolio, we have begun to roll out Carling, our largest brand in the U.K., into Central Europe.

•    Innovation platforms, such as new products, are centrally coordinated and learnings are shared throughout the operating segment and roll out plans are centrally coordinated across all markets.

•    Within the operating segment, synergies are captured as the commercial sales force, brewing and other initiatives are rolled out to all components immediately upon success.

•    Processes are being shared across components leveraging best practices.

•    Each component is either a member of the European Union or a current candidate to join, and each is a free market economy. As such, there are similarities in the regulations that apply to many parts of the business, including brewing, food safety, labeling and packaging, marketing and advertising, environmental, health and safety, employment and data protection regulations.

•    A Management Services Agreement provides management, sales, marketing, finance, IT, supply chain, procurement, legal and project management services from an operating segment level to each of the individual components. There is a transfer pricing mechanism in place as these services have been shown to provide a direct benefit to the components and are not duplicative of functions performed at the component level.

Given these similar economic characteristics, we concluded that the components within Europe should be aggregated as one reporting unit.

India Stand-Alone Reporting Unit

While discrete financial information is available for other businesses within MCI, we have determined that these operations would not be aggregated into a MCI reporting unit as the components are economically dissimilar and operate independently with little interaction across components. Therefore, we concluded that India is a distinct reporting unit.

Based on the above analyses, we have determined that our operating segments in Canada and Europe, via aggregation of its components, represent individual reporting units. Within the MCI operating segment, we have identified India as a stand-alone reporting unit.

In our existing Form 10-K disclosures we state that we consider the requirements under ASC 350-20-35-34 as part of our assessment of our reporting units within our discussion of critical accounting estimates, specifically within Part I — Item 7 Management Discussion and Analysis, on page 60.  However, in future Form 10-K filings we will adjust our critical accounting estimates disclosure to provide additional clarity as indicated by the bold language below.

Proposed future disclosure:

Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The operations in each of the specific regions within our Canada, Europe and MCI segments are components based on the availability of discrete financial information and the regular review by segment management. Therefore, the components within each respective segment must be evaluated for aggregation to determine if the components have similar economic characteristics. As a result, in certain cases, we have aggregated components, within an operating segment, into one reporting unit if the specific aggregation criteria under U.S. GAAP is met. Specifically, we have concluded that the components within the Canada and Europe segment each meet the criteria as having similar economic characteristics and therefore have aggregated these components into the Canada and Europe reporting units, respectively. Therefore, the Canada and Europe reporting units are consistent with our operating segments. However, for our India business, the reporting unit is one level below the MCI operating segment.

Additionally, within future filings, we will clarify our determination of reporting units for purposes of our annual goodwill analysis in our disclosure within Part I — Item 8 Financial Statements and Supplementary Data, Note 12, “Goodwill and Intangible Assets” of our annual Form 10-K and within Part I — Item 1 Financial Statements, Note 10, “Goodwill and Intangible Assets” of our quarterly Form 10-Q as follows:

Proposed future disclosure:

The operations in each of the specific regions within our Canada, Europe and MCI segments are considered components based on the availability of discrete financial information and the regular review by segment management. We have concluded that the components within the Canada and Europe segments each meet the criteria as having similar economic characteristics and therefore have aggregated these components into the Canada and Europe reporting units, respectively. Additionally, we determined that the components within our MCI segment do not meet the criteria for aggregation, and therefore, the operations of our India business constitute a separate reporting unit at the component level.

* * * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•   the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 927-2337.  Thank you for your time and consideration.

Respectfully submitted,

/s/ Gavin Hattersley
Gavin Hattersley
Chief Financial Officer
(Principal Financial Officer)